EX 28.h.5

BNY Mellon Investment Servicing (US) Inc.

301 Bellevue Parkway

Wilmington, DE 19809

May 8, 2017

Ms. Sharon Lester

Bridgeway Funds, Inc.

5615 Kirby Drive, Suite 518

Houston, TX 77005-2443

Re: Notice of Assignment from BNY Mellon Investment Servicing (US) Inc. to The Bank of New York Mellon

Dear Ms. Lester:

We refer to the Administration and Accounting Services Agreement, dated as of February 20, 2016, as amended (the “Agreement”), between BNY Mellon Investment Servicing (US) Inc. (the “Company”), and Bridgeway Funds, Inc.

As a globally systemic financial institution, BNY Mellon must prepare an annual resolution plan under the Dodd-Frank Wall Street Reform and Consumer Protection Act and satisfy its regulators that it would be resolvable under various market conditions. In furtherance of its obligations, BNY Mellon is executing projects designed to enhance its resolvability. One such project involves transferring client agreements from the Company to The Bank of New York Mellon, our New York State chartered bank (the “Bank”). Upon transfer you will have a direct relationship with the Bank and the Company will act as a service provider to the Bank.

Section 18 of the Agreement requires the Company to provide you with 30 days’ prior written notice of its intent to assign the Agreement, even to an affiliate. This letter constitutes our notice to you of our intent to assign the Agreement to the Bank on or about July 1, 2017 (the “Transfer”). The Agreement will continue in full force and effect upon completion of the Transfer. We will notify you once the Transfer is complete.

[Signature page follows.]

Please contact Wayne Weaver at 302-791-4151 if you have any questions or require additional information regarding the Transfer.

Very truly yours,

BNY MELLON INVESTMENT SERVICING (US) INC.

By: /s/ Wayne D. Weaver
Name: Wayne D. Weaver
Title: Managing Director

ACKNOWLEDGED AND AGREED

BRIDGEWAY FUNDS

By: /s/ Sharon A. Lester
Name: Sharon A. Lester
Title: Vice President